Notification of dividend / distribution Notification of dividend / distribution EXHIBIT 99.3 Announcement Summary Entity name RIO TINTO LIMITED Security on which the Distribution will be paid RIO - ORDINARY FULLY PAID Announcement Type New announcement Date of this announcement Thursday August 1, 2019 Distribution Amount AUD 3.07580000 Ex Date Thursday August 8, 2019 Record Date Friday August 9, 2019 Payment Date Thursday September 19, 2019 DRP election date Thursday August 29, 2019 17:00:00 Additional Information The 2019 interim dividend of AUD 2.1908 per share is fully franked at the applicable corporate rate of 30%. The special dividend of AUD 0.8850 per share is fully franked at the applicable corporate rate of 30% Refer to below for full details of the announcement Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity RIO TINTO LIMITED Registration Number 1.2 Registered Number Type ABN 96004458404 1.3 ASX issuer code RIO Notification of dividend / distribution 1 / 6

Notification of dividend / distribution 1.4 The announcement is New announcement 1.5 Date of this announcement Thursday August 1, 2019 1.6 ASX +Security Code RIO ASX +Security Description ORDINARY FULLY PAID Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution Ordinary Special 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) Sunday June 30, 2019 2A.4 +Record Date Friday August 9, 2019 2A.5 Ex Date Thursday August 8, 2019 2A.6 Payment Date Thursday September 19, 2019 2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable? Security holder approval Court approval Lodgement of court order with +ASIC ACCC approval FIRB approval Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution. No 2A.8 Currency in which the dividend/distribution is made ("primary currency") AUD - Australian Dollar 2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form AUD 3.07580000 Notification of dividend / distribution 2 / 6

Notification of dividend / distribution 2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market? Yes 2A.11 Does the entity have a securities plan for dividends/distributions on this +security? We have a Dividend/Distribution Reinvestment Plan (DRP) 2A.11a If the +entity has a DRP, is the DRP 2A.11a(i) DRP Status in respect of this applicable to this dividend/distribution? dividend/distribution Yes Full DRP 2A.12 Does the +entity have tax component information apart from franking? No Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). Yes 2B.2 Please provide a description of your currency arrangements Where the security holder has nominated an Australian or United Kingdom financial institution account for receipt of payments, payment will be made by direct credit in AUD or GBP as applicable. In the absence of any such nomination, or any election by the securityholder to the contrary (including current election facilities offered by Computershare Investor Services Pty Ltd, Rio Tinto Limited's share registry), payments will be made as follows: - securityholders with a registered address in the United Kingdom will receive payment by cheque in GBP; and - all other secuirtyholders will receive payment by cheque in AUD. Payments in GBP referred to above will be converted from AUD at the exchange rate applicable 5 business days prior to the dividend payment date and released to the ASX the following day. 2B.2a Other currency/currencies in which the dividend/distribution will be paid: GBP - Pound Sterling GBP 2B.2b Please provide the exchange rates used for non-primary currency payments 2B.2c If payment currency equivalent and exchange rates not known, date for information Estimated or Actual? to be released Actual Thursday September 12, 2019 Notification of dividend / distribution 3 / 6

Notification of dividend / distribution

2B.3 Can the securityholder choose to receive a currency different to the currency they would receive under the default arrangements?

No

Part 3A - Ordinary dividend/distribution

3A.1 Is the ordinary dividend/distribution estimated at this time?

No

3A.1a Ordinary dividend/distribution estimated amount per +security

AUD

3A.1b Ordinary Dividend/distribution amount per security

AUD 2.19080000

3A.2 Is the ordinary dividend/distribution franked?

Yes

3A.2a Is the ordinary dividend/distribution fully franked?

Yes

3A.3 Percentage of ordinary dividend/distribution that is franked

100.0000 %

3A.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

3A.4 Ordinary dividend/distribution franked amount per +security

AUD 2.19080000

3A.5 Percentage amount of dividend which is unfranked

0.0000 %

3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3A.7 Ordinary dividend/distribution conduit foreign income amount per security

AUD 0.00000000

Part 3B - Special dividend/distribution

3B.1 Is the special dividend/distribution estimated at this time?

No

3B.1a Special dividend/distribution estimated amount per +security

AUD

3B.1b Special dividend/distribution amount per +security

AUD 0.88500000

3B.2 Is special dividend/distribution franked?

Yes

3B.2a Is the special dividend/distribution fully franked?

Yes

3B.3 Percentage of special dividend/distribution that is franked

100.0000 %

3B.3a Applicable corporate tax rate for franking credit (%)

30.0000 %

Notification of dividend / distribution

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Notification of dividend / distribution

3B.4 Special dividend/distribution franked amount per +security

AUD 0.88500000

3B.5 Percentage of special dividend/distribution that is unfranked

0.0000 %

3B.6 Special dividend/distribution unfranked amount per +security excluding conduit foreign income amount

AUD 0.00000000

3B.7 Special dividend/distribution conduit foreign income amount per +security

AUD 0.00000000

Part 4A - +Dividend reinvestment plan (DRP)

4A.1 What is the default option if +security holders do not indicate whether they want to participate in the DRP?

Do not participate in DRP (i.e. cash payment)

4A.2 Last date and time for lodgement of election notices to share registry under DRP

Thursday August 29, 2019 17:00:00

4A.3 DRP discount rate

0.0000 %

4A.4 Period of calculation of reinvestment price

Start Date

End Date

4A.5 DRP price calculation methodology

Shares will be purchased on-market on or as soon as practicable after the dividend payment date. It may be necessary to carry out several market transactions to acquire the number of shares required and the DRP price will be the average of the deal prices of those transactions.

The DRP price will be published at www.riotinto.com/drp-price

4A.6 DRP Price (including any discount):

AUD

4A.7 DRP +securities +issue date

4A.8 Will DRP +securities be a new issue?

No

4A.9 Is there a minimum dollar amount or number of +securities required for DRP participation?

No

4A.10 Is there a maximum dollar amount or number of +securities required for DRP participation?

No

4A.11 Are there any other conditions applying to DRP participation?

No

4A.12 Link to a copy of the DRP plan rules

http://www.riotinto.com/drp-rules

4A.13 Further information about the DRP

Part 5 - Further information

Notification of dividend / distribution

5 / 6

Notification of dividend / distribution 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary The 2019 interim dividend of AUD 2.1908 per share is fully franked at the applicable corporate rate of 30%. The special dividend of AUD 0.8850 per share is fully franked at the applicable corporate rate of 30% Notification of dividend / distribution 6 / 6